FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 05 May 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

Result of AGM

GlaxoSmithKline plc ('GSK') announces that at its Annual General Meeting ('AGM') today, all resolutions were passed by shareholders. The full text of each resolution is contained in the 2016 Notice of AGM, which is available on the GSK website, www.gsk.com.

GSK AGM Poll Results

The following table shows the total number of votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	To receive the 2015 Annual Report	3,669,218,924	99.05	35,061,988	0.95	3,704,280,912	5,261,084
2	Approval of the Annual Remuneration Report	2,540,987,583	84.66	460,527,692	15.34	3,001,515,275	708,024,810
3	Election of Vindi Banga	3,685,603,989	99.46	20,087,621	0.54	3,705,691,610	3,847,903
4	Election of Dr Jesse Goodman	3,700,820,176	99.86	5,098,265	0.14	3,705,918,441	3,621,220
5	Re-election of Sir Philip Hampton	3,678,982,107	99.28	26,862,132	0.72	3,705,844,239	3,698,027
6	Re-election of Sir Andrew Witty	3,683,792,948	99.40	22,182,401	0.60	3,705,975,349	3,569,171
7	Re-election of Professor Sir Roy Anderson	3,613,878,165	97.52	92,011,809	2.48	3,705,889,974	3,648,285
8	Re-election of Stacey Cartwright	3,614,959,774	97.55	90,964,624	2.45	3,705,924,398	3,615,316
9	Re-election of Simon Dingemans	3,546,542,373	95.70	159,260,080	4.30	3,705,802,453	3,739,812
10	Re-election of Lynn Elsenhans	3,689,867,659	99.57	16,065,159	0.43	3,705,932,818	3,606,897
11	Re-election of Judy Lewent	3,603,842,229	97.24	102,181,719	2.76	3,706,023,948	3,513,813
12	Re-election of Urs Rohner	3,592,628,299	96.95	113,209,089	3.05	3,705,837,388	3,695,508
13	Re-election of Dr Moncef Slaoui	3,600,056,654	97.14	105,875,118	2.86	3,705,931,772	3,611,731
14	Re-appointment of auditors	3,641,870,505	98.24	65,155,953	1.76	3,707,026,458	2,515,807
15	Remuneration of auditors	3,693,883,936	99.68	12,020,539	0.32	3,705,904,475	3,632,301
16	Authority for the company to make donations to political organisations and incur political expenditure	3,614,540,404	98.19	66,705,675	1.81	3,681,246,079	28,294,561
17	Authority to allot shares	3,557,940,858	96.09	144,791,595	3.91	3,702,732,453	6,808,690
18	Disapplication of pre-emption rights***	3,206,747,187	88.23	427,795,940	11.77	3,634,543,127	74,993,676
19	Authority for the company to purchase its own shares***	3,591,814,300	96.93	113,781,713	3.07	3,705,596,013	3,952,127
20	Exemption from statement of senior statutory auditor's name	3,648,560,466	99.15	31,169,134	0.85	3,679,729,600	29,811,350
21	Authorise reduced notice of a general meeting other than an AGM***	3,223,721,215	87.61	455,747,014	12.39	3,679,468,229	30,073,919

Notes:

*	Includes discretionary votes.
**	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***	Indicates Special Resolutions requiring a 75% majority.

The Board notes the votes against and withheld in respect of resolution 2, the approval of the Remuneration Report. The Remuneration Committee will be conducting a review of the Directors' Remuneration Policy during 2016 and will consult and engage with major investors in advance of the vote on the Company's Remuneration Policy Report at our 2017 AGM.

Dr Stephanie Burns, Sir Deryck Maughan, Dr Daniel Podolsky and Hans Wijers did not stand for re-election as Directors, and stepped down from the Board with effect from the conclusion of the AGM.

In accordance with section 430(2B) of the Companies Act 2006, GSK confirms that Dr Stephanie Burns, Sir Deryck Maughan, Dr Daniel Podolsky and Hans Wijers will receive payment of fees for service whilst a Director but no other remuneration payment or payment for loss of office will be made in connection with their departure.

The following table provides further relevant information:

	GSK's Sixteenth AGM (2016)	GSK's Fifteenth AGM (2015)
Issued share capital (excluding Treasury Shares)	4,871,555,095	4,866,216,110
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	76.15%	75.30%
Total shareholder population	132,895	137,658
Total number of proxies lodged	8,020	8,686
% of shareholders who lodged proxies	6.03%	6.31%
Number of shareholders, corporate representatives and proxies who attended the AGM	448	403

V A Whyte
Company Secretary

5 May 2016

These results will shortly be available on the company's website at www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Eleanor Craven	+44 (0) 20 8047 5502	(London)
	Anna Carruth	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 05, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc